Fulbright & Jaworski l.l.p.

A Registered Limited Liability Partnership

666 Fifth Avenue, 31st Floor

New York, New York 10103-3198

www.fulbright.com

Steven I. Suzzan Partner ssuzzan@fulbright.com	direct dial: telephone: facsimile:	(212) 318-3092 (212) 318-3000 (212) 318-3400

December 31, 2008

VIA TELECOPIER

Peggy Kim, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C., 20549-3628

Re:	Sirona Dental Systems, Inc.
Schedule TO-I filed December 18, 2008
File No. 005-53071

Dear Ms. Kim:

This letter is submitted on behalf of Sirona Dental Systems, Inc. (the “Company”), and in response to our telephone conversation of December 29, 2008. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the above-mentioned filing.

On behalf of the Company, we hereby confirm that the number of shares of the Company’s common stock represented by the Replacement Options will be determined using an exchange ratio designed to result in the fair value of the Replacement Options being equal to the fair value of the exchanged Eligible Options at the time immediately prior to the Eligible Options being cancelled. The Company designed this method for establishing the exchange ratios in order to make the issuance of the Replacement Options accounting expense neutral to the Company, which the Company believes is in the best interests of its stockholders.

Further to our telephone conversation, we also confirm that the Company is filing an amendment to the above-mentioned Schedule T-O to reflect:

1.        the extension of the Offer from 5:00 pm on January 21, 2009 to 11:59 p.m. on January 21, 2009; and

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis

Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

Peggy Kim, Esq.

December 31, 2008

2.        the amendment of Section 17 of the Offering Memorandum, “Miscellaneous,” by deleting the phrase “within the meaning of Section 27A of the Securities Act of 1933, as amended” from the first sentence thereof.

Finally, this letter will confirm your concurrence with our view that (i) the new table identified in our letter to the Staff dated December 23, 2008 is not be required to be included in the Offering Memorandum and (ii) recirculation of the Offering Memorandum to the offerees is not required in connection with these amendments.

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3092.

Very truly yours,

/s/ Steven I. Suzzan

Steven I. Suzzan

Enclosures

cc:	Jonathan I. Friedman, Esq.